

NEW GOLD RECEIVES APPROVAL FOR CONSTRUCTION OF RAINY RIVER TAILINGS MANAGEMENT FACILITY AND HEDGES PORTION OF 2017 COPPER PRODUCTION

(All dollar figures are in US dollars unless otherwise indicated)

November 15, 2016 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that the company has received approval to commence construction of the tailings management facility at its Rainy River project, located in northwestern Ontario. Separately, New Gold has entered into hedges to lock in current copper prices for a portion of the company's first half 2017 copper production.

RAINY RIVER TAILINGS MANAGEMENT FACILITY CONSTRUCTION UPDATE

As previously disclosed, during the course of the construction of the water management facility earlier in 2016, New Gold identified areas underlying both the water and tailings management facilities where the strength of the foundation is less than was estimated for the original designs.

In mid-August, the company received approval for its redesign of the water management facility from the Ontario Ministry of Natural Resources and Forestry ("MNRF") and construction activities remain ongoing. The redesign includes flattening of slopes and the addition of rock toe buttresses.

Subsequently, after incorporating all of the results of the company's supplemental geotechnical drilling program and receiving additional input from New Gold's Independent Tailings Review Board ("ITRB"), New Gold submitted the final redesign of the Rainy River tailings management facility for approval by the MNRF. The redesign included the use of flatter slopes across the entire tailings facility as well as the incorporation of wick drains in certain areas.

Yesterday, New Gold received approval from the MNRF to commence construction activities on the Rainy River tailings management facility. The company is positioned to begin working on construction of the facility immediately.

Rainy River's development remains on schedule with first production targeted for mid-2017. Overall, the Rainy River project enhances New Gold's growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. The company looks forward to continuing the advancement of the Rainy River project.

FINANCIAL UPDATE

Consistent with the gold price option contracts New Gold previously entered into for the first half of 2017, the company decided to hedge a portion of its copper production to increase its cash flow certainty over the remaining Rainy River development period.

On November 14, 2016, New Gold fixed the price for 31.7 million pounds (14,400 tonnes) of the company's first half 2017 copper production at $2.52 per pound ($5,552 per tonne) using swaps settling against the monthly LME average price. The swaps cover 5.3 million pounds of copper (2,400 tonnes) per month from January through June 2017.

On October 4, 2016, New Gold announced that the company entered into gold price option contracts covering 120,000 ounces of New Gold's first half 2017 production. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. In aggregate, the option contracts provide the company a guaranteed floor price of $1,300 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. The contracts will cover 20,000 ounces of gold per month for six months beginning in January 2017. The net cost of entering into the option contracts was less than $1 million.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: planned design for the Rainy River project; construction activities at the Rainy River project and their expected progress and timelines, the expected production, costs, and other operating parameters of the Rainy River project; and statements with respect to the Company's expected copper production in the first half of 2017.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10) conditions to the payment of the remaining $75 million from Royal Gold, namely when 60% of the estimated Rainy River project development capital has been spent and other customary conditions, being satisfied later in 2016; and (11) in the case of production outlooks at operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purpose of 2016 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility study for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims

newgold™

any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information relating to the construction of New Gold's Rainy River project contained herein has been reviewed and approved by Peter Marshall, Vice President, Project Development of New Gold. Mr. Marshall is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Marshall is a "Qualified Person" for the purposes of NI 43-101.

For further information, please contact:

Hannes Portmann
Executive Vice President, Business Development
Direct: +1 (416) 324-6014
Email: info@newgold.com